SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM N-8F

              APPLICATION FOR DEREGISTRATION OF CERTAIN REGISTERED
                              INVESTMENT COMPANIES



I.       General Identifying Information

         1. Reason fund is applying to deregister (check only one; for descriptions, see Instruction 1 above);

                  [ ]    Merger

                  [ ]    Liquidation

                  [X]    Abandonment of Registration
                         (Note: Abandonments of Registration answer only questions 1 through 15, 24 and 25 of this form and complete verification at the end of the form.)

                  [ ] Election of status as a Business Development Company (Note: Business Development Companies answer only questions 1 through 10 of this form and complete verification at the end of the form.)

         2.       Name of fund: The BlackRock 2012 Term Trust

         3.       Securities and Exchange Commission File No.: 811-10185

         4. Is this an initial Form N-8F or an amendment to a previously filed Form N-8F?

                  [ ]    Initial Application       [X]      Amendment

         5. Address of Principal Executive Office (include No. & Street, City, State, Zip Code):

                           100 Bellevue Parkway
                           Wilmington, Delaware 19809

         6. Name, address and telephone number of individual the Commission staff should contact with any questions regarding this form:

                  Michael K. Hoffman, Esq.
                  Skadden, Arps, Slate, Meagher & Flom LLP
                  Four Times Square
                  New York, New York 10036
                  (212) 735-3406

         7. Name, address and telephone number of individual or entity responsible for maintenance and preservation of fund records in accordance with rules 31a-1 and 31a-2 under the Act [17 CFR 270.31a-1, .31a-2]:

                  NOTE: Once deregistered, a fund is still required to maintain and preserve the records described in rules 31a-1 and 31a-2 for the periods specified in those rules.

                           BlackRock Advisors, Inc.
                           100 Bellevue Parkway
                           Wilmington, Delaware  19809
                           (888) 825-2257

         8.       Classification of fund (check only one):

                  [X]    Management company;

                  [ ]    Unit investment trust; or

                  [ ]    Face-amount certificate company.

         9. Subclassification if the fund is a management company (check only one):

                  [ ]    Open-end [X]     Closed-end

         10. State law under which the fund was organized or formed (e.g., Delaware, Massachusetts): Delaware

         11. Provide the name and address of each investment adviser of the fund (including sub-advisers) during the last five years, even if the fund's contracts with those advisers have been terminated:

                           BlackRock Advisors, Inc.
                           100 Bellevue Parkway
                           Wilmington, Delaware  19809

         12. Provide the name and address of each principal underwriter of the fund during the last five years, even if the fund's contracts with those underwriters have been terminated:

                  The applicant had never made a public offering of its securities.

         13.      If the fund is a unit investment trust ("UIT") provide:

                  (a)     Depositor's name(s) and address(es):

                  (b)     Trustee's name(s) and address(es):

                  Not applicable

         14. Is there a UIT registered under the Act that served as a vehicle for investment in the fund (e.g., an insurance company separate account)?

                  [ ]    Yes              [X]      No

                  If Yes, for each UIT state:

                  Name(s):

                  File No.: 811-______

                  Business Address:

         15.      (a)      Did the fund obtain approval from the board of
                           directors concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

                           [X] Yes [ ] No

                           If Yes, state the date on which the board vote took place: 2/7/05

                           If No, explain:

                  (b) Did the fund obtain approval from the shareholders concerning the decision to engage in a Merger, Liquidation or Abandonment of Registration?

                           [ ]     Yes              [X]      No

                           If Yes, state the date on which the shareholder vote took place:

                           If No, explain: There are no shareholders because the fund never issued any shares.

II.      Distributions to Shareholders

         16. Has the fund distributed any assets to its shareholders in connection with the Merger or Liquidation?

                  [ ]      Yes              [ ]     No

                  (a) If Yes, list the date(s) on which the fund made those distributions:

                  (b) Were the distributions made on the basis of net assets?

                           [ ]     Yes              [ ]     No

                  (c) Were the distributions made pro rata based on share ownership?

                           [ ]     Yes              [ ]     No

                  (d) If No to (b) or (c) above, describe the method of distributions to shareholders. For Mergers, provide the exchange ratio(s) used and explain how it was calculated:

                  (e) Liquidations only: Were any distributions to shareholders made in kind?

                           [ ]     Yes              [ ]     No

                           If Yes, indicate the percentage of fund shares owned by affiliates, or any other affiliation of shareholders:

                           Not applicable

         17.      Closed-end funds only:
                  Has the fund issued senior securities?

                  [ ]     Yes              [ ]     No

                  If Yes, describe the method of calculating payments to senior securityholders and distributions to other shareholders:

                  Not applicable

         18. Has the fund distributed all of its assets to the fund's shareholders?

                  [ ]     Yes              [ ]     No

                  If No,
                  (a) How many shareholders does the fund have as of the date this form is filed?

                  (b) Describe the relationship of each remaining shareholder to the fund:

                           Not applicable

         19. Are there any shareholders who have not yet received distributions in complete liquidation of their interests?

                  [ ]     Yes              [ ]     No

                  If Yes, describe briefly the plans (if any) for distributing to, or preserving the interests of, those shareholders:

                  Not applicable

III.     Assets and Liabilities

         20. Does the fund have any assets as of the date this form is filed? (See question 18 above)

                  [ ]     Yes              [ ]     No

                  If Yes,
                  (a) Describe the type and amount of each asset retained by the fund as of the date this form is filed:

                  (b)      Why has the fund retained the remaining assets?

                  (c)      Will the remaining assets be invested in securities?

                           [ ]     Yes              [ ]     No

                           Not applicable

         21. Does the fund have any outstanding debts (other than face-amount certificates if the fund is a face-amount certificate company) or any other liabilities?

                  [ ]    Yes              [ ]    No

                  If Yes,
                  (a) Describe the type and amount of each debt or other liability:

                  (b) How does the fund intend to pay these outstanding debts or other liabilities?

                           Not applicable

IV.      Information About Event(s) Leading to Request For Deregistration

         22.      (a)      List the expenses incurred in connection with the
                           Merger or Liquidation:

                           (i)      Legal expenses:

                           (ii)     Accounting expenses:

                           (iii)    Other expenses (list and identify
                                    separately):

                           (iv)     Total expenses (sum of lines (i)-(iii)
                                    above):

                  (b)      How were those expenses allocated?

                  (c)      Who paid those expenses?

                  (d) How did the fund pay for unamortized expenses (if any)?

                           Not applicable

         23. Has the fund previously filed an application for an order of the Commission regarding the Merger or Liquidation?

                  [ ]   Yes              [ ]    No

                  If Yes, cite the release numbers of the Commission's notice and order or, if no notice or order has been issued, the file number and date the application was filed:

                  Not applicable

V.       Conclusion of Fund Business

         24. Is the fund a party to any litigation or administrative proceeding?

                  [ ]    Yes              [X]      No

                  If Yes, describe the nature of any litigation or proceeding and the position taken by the fund in that litigation:

         25. Is the fund now engaged, or intending to engage, in any business activities other than those necessary for winding up its affairs?

                  [ ]    Yes              [X]      No

                  If Yes, describe the nature and extent of those activities:

VI.      Mergers Only

         26.      (a)      State the name of the fund surviving the Merger:

                  (b) State the Investment Company Act file number of the fund surviving the merger: 811-______

                  (c) If the merger or reorganization agreement has been filed with the Commission, state the file number(s), form type used and date the agreement was filed:

                  (d) If the merger or reorganization agreement has not been filed with the Commission, provide a copy of the agreement as an exhibit to this form.

                           Not applicable

                                  VERIFICATION

         The undersigned states that (i) he or she has executed this Form N-8F application for an order under section 8(f) of the Investment Company Act of 1940 on behalf of The BlackRock 2012 Term Trust, (ii) he or she is the Treasurer of The BlackRock 2012 Term Trust, and (iii) all actions by shareholders, directors, and any other body necessary to authorize the undersigned to execute and file this Form N-8F application have been taken. The undersigned also states that the facts set forth in this Form N-8F application are true to the best of his or her knowledge, information and belief.



                                          The BlackRock 2012 Term Trust


                                          By:  /s/ Henry Gabbay
                                              -----------------------------
                                               Henry Gabbay
                                               Treasurer